Item 77E - DWS Investment Trust
On December 7, 2010, DWS Investment Trust (the
"Trust") was named as a defendant in the First
Amended Complaint filed by the Official
Committee of Unsecured Creditors in the U.S.
Bankruptcy Court for the District of Delaware in the lawsuit styled Official Committee of Unsecured
Creditors of Tribune Company, et al., v. Fitzsimons et al. (the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune
Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States District
Court for the Southern District of New York, case no. 12-MC-2296. The Court issued a scheduling order which stays all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On September 23, 2013, the District Court entered an Order granting the defendants' motion to dismiss in the related cases, and the plaintiffs in the related cases have appealed the order. Despite the dismissal of those related actions, the Lawsuit will continue to seek recovery of all amounts that the Trust received on a theory of intentional fraudulent conveyance. On
November 21, 2013, the District Court entered
Master Case Order No. 4 setting forth the procedures to govern the Lawsuit and effectively lifting the above-referenced stay. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.
DWS S&P 500 Index Fund, the only fund in the Trust that was the beneficial holder of shares of the Tribune Company, has been reorganized into DWS
Institutional Funds and none of the Trust's current funds have exposure in the litigation.



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